UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Tortoise Capital series Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

6363 College Boulevard, Suite 100A
Overland Park, KS 66211

Telephone Number (including area code):

(913) 981-1020

Name and address of agent for service of process:

Tom Florence

6363 College Boulevard, Suite 100A

Overland Park, KS 66211

With copies of Notices and Communications to:

Deborah Bielicke Eades
Vedder Price P.C.
222 N. LaSalle Street
Chicago, Illinois 60601

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES ☒      NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Overland Park and state of Kansas on the 23rd day of August, 2024.

Tortoise Capital Series Trust

By:	/s/ Tom Florence
Tom Florence
Trustee

ATTEST:

By:	/s/ Jeffrey Kruske
Name:	Jeffrey Kruske
Title:	General Counsel, Tortoise Capital Adviser L.L.C.